UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

July 1, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2013

Havant, UK — July 1, 2013 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the second fiscal quarter ended May 31, 2013. Revenues for the second quarter were $216.2 million, a decrease of 33% compared to revenues of $322.1 million for the same period in the prior year.

For the second quarter, GAAP net income was $2.9 million, or $0.11 per diluted share, compared to GAAP net income of $7.0 million, or $0.24 per diluted share, in the same period last year. Non-GAAP net income was $2.7 million, or $0.10 per share, compared to non-GAAP net income of $9.3 million, or $0.32 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the second quarter was 22.0%, compared to 16.5% in the same period last year and 18.9% in the prior quarter. The increases from last year and the prior quarter primarily reflect a favorable variation in product mix in both our Enterprise Data Storage Solutions and Hard Disk Drive (HDD) Capital Equipment product segments.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarter. The dividend will be payable on July 30, 2013 to shareholders of record as of the close of business on July 15, 2013. This dividend represents a quarterly payout of approximately $2.1 million in aggregate, or $8.4 million on an annualized basis.

“After three months in the CEO position, my perspectives on the important role Xyratex plays in the data storage market and the significant opportunities for the Company in terms of future growth have been confirmed for me. The capability and expertise that Xyratex possesses to deliver storage technology that enables its customers to be successful in their markets is proven, repeatable and verifiable. I have conducted a detailed analysis of the business with the Board, including our most recently appointed Board members, Vadim Perelman and Ken Traub, who represent our largest investor, Baker Street Capital. Our core businesses of Capital Equipment and Storage Solutions are both profitable and cash generative. I am encouraged by the longer term opportunities for growth in these businesses. The gradual revenue decline from our previously largest customer NetApp will cease after 2014 and this revenue is being replaced with new OEM business wins. With our new ClusterStor product line, which addresses the HPC/Big Data marketplace, we have achieved incremental design wins, added a number of new customers in just the last 3 months and are on course to meet our revenue target of $60m in fiscal 2013. I am very encouraged that ClusterStor is approaching the inflection point where, as revenue ramps year over year, the product line can generate a positive contribution to the overall business,” said Ernie Sampias, CEO. “I can also confirm that the Board is unanimously supportive of our long-term growth strategy.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the third fiscal quarter of 2013 is projected to be in the range of $195 million to $225 million.

•                  Fully diluted earnings (loss) per share is anticipated to be between a loss of $0.16 and earnings of $0.08 on a GAAP basis in the third quarter. On a non-GAAP basis, fully diluted earnings (loss) per share is anticipated to be between a loss of $0.04 and earnings of $0.20. Anticipated non-GAAP earnings (loss) per share in our third quarter excludes amortization of intangible assets, equity compensation expense, specified non-recurring items, the related taxation expense and an additional tax expense of approximately $2 million resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Monday July 1, 2013.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 270-6057
Outside the United States	(617) 213-8891
Passcode	16554089

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through July 8, 2013 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	510829919

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b) and (d) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred, (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred and (d) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings (loss) per share data (on a GAAP and non-GAAP basis) for the third quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 001-35766). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and HDD capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: brad_driver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)

Revenues	$216,185	$322,116	$411,782	$617,782
Cost of revenues	168,652	268,841	327,315	511,468
Gross profit	47,533	53,275	84,467	106,314

Operating expenses:
Research and development	25,786	27,255	50,195	51,923
Selling, general and administrative	16,917	16,955	34,715	33,733
Restructuring costs	1,742	—	1,742	—
Amortization of intangible assets	556	950	1,048	1,920
Total operating expenses	45,001	45,160	87,700	87,576
Operating income (loss)	2,532	8,115	(3,233)	18,738
Interest income, net	47	154	127	340
Income (loss) before income taxes	2,579	8,269	(3,106)	19,078
Provision (benefit) for income taxes	(366)	1,273	(916)	1,221
Net income (loss)	$2,945	$6,996	$(2,190)	$17,857

Net earnings (loss) per share:
Basic	$0.11	$0.25	$(0.08)	$0.64
Diluted	$0.11	$0.24	$(0.08)	$0.62

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,558	28,099	27,380	27,927
Diluted	27,744	28,786	27,380	28,764

Cash dividends declared per share	$0.08	$0.08	$2.15	$0.15

Comprehensive income (loss):
Net income (loss)	$2,945	$6,996	$(2,190)	$17,857
Unrealized gain (loss) on forward foreign currency contract	182	(1,338)	(2,049)	(258)
Reclassification of loss into net income (loss)	437	(86)	202	336

Total comprehensive income (loss)	$3,564	$5,572	$(4,037)	$17,935

XYRATEX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2013	2012
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$84,864	$117,174
Accounts receivable, net	120,245	132,917
Inventories	156,515	171,605
Prepaid expenses	3,677	3,134
Deferred income taxes	205	228
Other current assets	6,078	7,121
Total current assets	371,584	432,179
Property, plant and equipment, net	40,392	40,194
Intangible assets, net	15,282	14,975
Deferred income taxes	25,969	23,929
Total assets	$453,227	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,535	$82,125
Employee compensation and benefits payable	16,118	17,961
Deferred revenue	11,040	18,521
Income taxes payable	33	369
Other accrued liabilities	20,437	17,767
Total current liabilities	140,163	136,743
Long-term debt	—	—
Total liabilities	$140,163	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,558 and 27,024 issued and outstanding	$276	$270
Additional paid-in capital	312,661	354,593
Accumulated other comprehensive income (deficit)	(984)	863
Accumulated income	1,111	18,808
Total shareholders’ equity	313,064	374,534
Total liabilities and shareholders’ equity	$453,227	$511,277

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(2,190)	$17,857
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,023	8,290
Amortization of intangible assets	1,048	1,920
Non-cash equity compensation	672	3,845
Loss on sale of assets	—	1,157
Deferred income taxes	(1,426)	(297)
Changes in assets and liabilities, net of impact of acquisitions and divestitures:
Accounts receivable	12,672	37,147
Inventories	15,090	(16,160)
Prepaid expenses and other current assets	(651)	(2,382)
Accounts payable	10,410	(33,425)
Employee compensation and benefits payable	(1,843)	(7,256)
Deferred revenue	(7,481)	7,601
Income taxes payable	(336)	964
Other accrued liabilities	1,383	(1,231)
Net cash provided by operating activities	35,371	18,030

Cash flows from investing activities:
Investments in property, plant and equipment	(8,221)	(6,964)
Payment for acquisition of intangible assets	(1,355)	(3,500)
Net cash used in investing activities	(9,576)	(10,464)

Cash flows from financing activities:
Proceeds from issuance of shares	—	601
Repurchase of shares	—	(3,574)
Dividends to shareholders	(58,105)	(5,471)
Net cash used in financing activities	(58,105)	(8,444)
Change in cash and cash equivalents	(32,310)	(878)
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$84,864	$131,752

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$2,945	$6,996	$(2,190)	$17,857

Amortization of intangible assets	556	950	1,048	1,920
Equity compensation	(860)	2,132	672	3,845
Tax effect of above non-GAAP adjustments	70	(771)	(396)	(1,442)
Malaysia deferred tax asset recognized	—	—	—	(1,489)

Non-GAAP net income (loss)	$2,711	$9,307	$(866)	$20,691

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$0.11	$0.24	$(0.08)	$0.62

Amortization of intangible assets	0.02	0.03	0.04	0.07
Equity compensation	(0.03)	0.07	0.02	0.13
Tax effect of above non-GAAP adjustments	0.00	(0.03)	(0.01)	(0.05)
Malaysia deferred tax asset recognized	—	—	—	(0.05)

Diluted non-GAAP earnings (loss) per share	$0.10	$0.32	$(0.03)	$0.72

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$169,342	$278,459	$345,888	$550,528
HDD Capital Equipment	46,843	43,657	65,894	67,254
Total	$216,185	$322,116	$411,782	$617,782

Gross profit:
Enterprise Data Storage Solutions	$31,463	$45,356	$62,994	$92,469
HDD Capital Equipment	16,025	8,278	21,533	14,305
Equity compensation	45	(359)	(60)	(460)
Total	$47,533	$53,275	$84,467	$106,314

Summary Of Equity Compensation

Cost of revenues	$(45)	$359	$60	$460
Research and development	(381)	713	79	1,375
Selling, general and administrative	(434)	1,060	533	2,010

Total equity compensation	$(860)	$2,132	$672	$3,845

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 1, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer